EXHIBIT 97
EXACT SCIENCES CORPORATION
INCENTIVE-BASED COMPENSATION RECOVERY POLICY
1.Policy Purpose Generally. The purpose of this Exact Sciences Corporation (the “Company”) Incentive-Based Compensation Recovery Policy (this “Policy”) is to enable the Company to recover erroneously awarded compensation, including in the event that the Company is required to prepare an Accounting Restatement. This Policy is intended to comply with the requirements set forth in Listing Rule 5608 of the corporate governance rules of The NASDAQ Stock Market (the “Listing Rule”), and to provide the Company certain additional recovery rights, and shall be construed and interpreted in accordance with such intent. Unless otherwise defined in this Policy, capitalized terms shall have the meaning ascribed to such terms in Section 10. This Policy shall become effective on December 1, 2023, and, at such time, shall supersede the Company’s Incentive Compensation Recoupment Policy. Where the context requires, reference to the Company shall include the Company’s subsidiaries and affiliates (as determined by the Committee in its discretion).
2.Policy Administration Generally. This Policy shall be administered by the Human Capital Committee of the Board (the “Committee”) unless the Board determines to administer this Policy itself. The Committee has full and final authority to make all determinations under this Policy. All determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its affiliates, its stockholders and covered persons. Any action or inaction by the Committee with respect to a covered person under this Policy in no way limits the Committee’s actions or decisions not to act with respect to any other covered person under this Policy or under any similar policy, agreement or arrangement, nor shall any such action or inaction serve as a waiver of any rights the Company may have against any covered person other than as set forth in this Policy.
3.Recovery of Incentive Compensation.
a.Mandatory Recovery in connection with Accounting Restatement.
i.This Section 3(a) applies to all Incentive-Based Compensation received by a person: (a) on or after October 2, 2023, and beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; (c) while the Company had a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding the Accounting Restatement Date. In addition to such last three completed fiscal years, the immediately preceding clause (d) includes any transition period that results from a change in the Company’s fiscal year within or immediately following such three completed fiscal years; provided, however, that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months shall be deemed a completed fiscal year. For purposes of this Section 3(a), Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the relevant Financial Reporting Measure is achieved, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.

ii.In the event of an Accounting Restatement, the Company must recover, reasonably promptly, Erroneously Awarded Compensation, in amounts determined pursuant to this Policy. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the Company files restated financial statements. Recovery under this Policy with respect to an Executive Officer shall not require the finding of any misconduct by such Executive Officer or such Executive Officer being found responsible for the accounting error leading to an Accounting Restatement. In the event of an Accounting Restatement, the Company shall satisfy the Company’s obligations under this Policy to recover any amount owed from any applicable Executive Officer by exercising its sole and absolute discretion in how to accomplish such recovery. The Company’s recovery obligation pursuant to this Section 3(a) shall not apply to the extent that the Committee, or in the absence of the Committee, a majority of the independent directors serving on the Board, determines that such recovery would be impracticable and:
1.The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Stock Exchange; or
2.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.
iii.The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation. Further, the Company shall not pay or reimburse an Executive Officer for purchasing insurance to cover any such loss.
b.Recovery in connection with Detrimental Conduct. In addition to the Company’s mandatory recovery obligations in connection with an Accounting Restatement as set forth in Section 3(a), in the event that an employee of the Company at the level of Vice President or above engages in fraud or misconduct that, in the sole discretion of the Committee, is likely to cause or has caused material financial, operational, or reputational harm to the Company (“Detrimental Conduct”), the Committee may, in its sole discretion, recover incentive compensation (including Incentive-Based Compensation) received by such person during and after the period in which such Detrimental Conduct occurred. Detrimental Conduct subject to this Section 3(b) must have occurred within the three years preceding the date on which the Committee determines that such Detrimental Conduct has occurred. For purposes of this Section 3(b), incentive compensation is deemed received in the Company’s fiscal period during which the performance goal specified in the incentive compensation award is attained, even if the payment or grant of the incentive compensation occurs after the end of that period. For the avoidance of doubt, incentive compensation that is subject to both a performance vesting condition and a service-based vesting condition shall be considered received when the relevant performance condition is achieved, even if the incentive compensation continues to be subject to the service-based vesting condition. The Committee shall determine the amount of incentive compensation to be recovered in its sole discretion based upon the relevant covered person’s relative degree of fault or involvement, the impact of the conduct on the Company, the magnitude of any loss caused and other relevant facts and circumstances. The Committee may effect recoupment in any manner consistent with applicable law.
4.Committee Indemnification. Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
5.Severability. The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
6.Amendment; Termination. The Board may amend this Policy from time to time in its sole and absolute discretion and shall amend this Policy as it deems necessary to reflect the Listing Rule. The Board may terminate this Policy at any time.
7.Other Recovery Obligations; General Rights. To the extent that the application of this Policy would provide for recovery of Incentive-Based Compensation that the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations, the amount the relevant individual has already reimbursed the Company shall be credited to the required recovery under this Policy. This Policy shall not limit the rights of the Company to take any other actions or pursue other remedies that the Company may deem appropriate under the circumstances and under applicable law. To the maximum extent permitted under the Listing Rule, this Policy shall be administered in compliance with (or pursuant to an exemption from the application of) Section 409A of the Code.
8.Successors. This Policy is binding and enforceable against all covered persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
9.Governing Law; Venue. This Policy and all rights and obligations hereunder are governed by and construed in accordance with the internal laws of the State of Delaware, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction. All actions arising out of or relating to this Policy shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of any such legal action or proceeding is vested exclusively in the U.S. Federal courts, the U.S. District Court for the District of Delaware.
10.Definitions.
a.“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
b.“Accounting Restatement Date” means the earlier to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if the Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
c.“Board” means the board of directors of the Company.
d.“Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder includes such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.
e.“Erroneously Awarded Compensation” means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation previously received that exceeds the amount of Incentive-

Based Compensation that otherwise would have been received had it been determined based on the restated amounts in such Accounting Restatement, and must be computed without regard to any taxes incurred or paid by the relevant Executive Officer; provided, however, that for Incentive-Based Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was received; and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Stock Exchange.
f.“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. An executive officer of the Company’s parent or subsidiary is deemed an “Executive Officer” if the executive officer performs such policy making functions for the Company. For the avoidance of doubt, “Executive Officer” includes, but is not limited to, any person identified as an executive officer pursuant to Item 401(b) of Regulation S-K under the U.S. Securities Act of 1933, as amended.
g.“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure; provided, however, that a Financial Reporting Measure is not required to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to qualify as a “Financial Reporting Measure.” For purposes of this Policy, “Financial Reporting Measure” includes, but is not limited to, stock price and total stockholder return.
h.“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
i.“Stock Exchange” means the national stock exchange on which the Company’s common stock is listed.
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